Exhibit 99.2

PPG INDUSTRIES, INC. AND CONSOLIDATED SUBSIDIARIES

Selected Financial Data

(Millions, except per share amounts)

	Year Ended December 31
	2006		2005	2004	2003	2002
Net sales	$11,037		$10,201	$9,513	$8,756	$8,067
Income (loss) before accounting changes(1)	711		596	683	500	(60)
Cumulative effect of accounting changes(2)	—		—	—	(6)	(9)
Net income (loss)(1)	711		596	683	494	(69)
Earnings (loss) per common share before accounting changes(1)	4.29		3.51	3.98	2.94	(0.36)
Cumulative effect of accounting changes on earnings (loss) per common share	—		—	—	(0.03)	(0.05)
Earnings (loss) per common share(1)	4.29		3.51	3.98	2.91	(0.41)
Earnings (loss) per common share—assuming dilution(1)	4.27		3.49	3.95	2.89	(0.41)
Dividends per share	1.91		1.86	1.79	1.73	1.70
Total assets	10,067	(3)	8,681	8,932	8,424	7,863
Long-term debt	1,155		1,169	1,184	1,339	1,699

(1)	Includes in 2002 an aftertax charge of $484 million, or $2.85 a share, representing the initial asbestos charge.
(2)	The 2003 change in the method of accounting relates to the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations.” The 2002 change in the method of accounting relates to the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.” Net income and earnings per share prior to the adoption of SFAS No. 142 on Jan. 1, 2002 included amortization of goodwill and trademarks with indefinite lives which, net of tax, was $32 million for 2001. Excluding these amounts net income would have been $419 million and earnings per share would have been $2.49 for 2001.
(3)	Amount has been restated. See Note 1 to the December 31, 2006 consolidated financial statements included in Exhibit 99.1.